

June 12, 2014

<u>Via U.S. Mail</u>
Stewart Irvine
President
Imogo Mobile Technologies Corp.
100-40 Lake Bellevue Dr.
Bellevue, WA 98005

> **Re: Imogo Mobile Technologies Corp.**
> **Am. No. 1 to Form 10-K for the fiscal year ended November 30, 2012**
> **Filed April 1, 2013**
> **Form 10-Q for the period ended August 31, 2013**
> **Filed October 21, 2013**
> **File No. 000-51976**

Dear Mr. Irvine:

We issued comments to you on the above captioned filings on November 15, 2013. In response to comment 4 of that letter, you agreed to amend certain 10-Qs. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by June 26, 2014.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief